UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

U.S. Well Services, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91274U 200

(CUSIP Number)

David J. Matlin

616 Cedar Point Lane

Sag Harbor, New York 11963

(212) 651-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Matlin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,900,447
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 2,900,447
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,447
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed by David J. Matlin (the “Reporting Person”) on January 3, 2019, as amended by Amendment No. 1 thereto filed on November 14, 2019, Amendment No. 2 thereto filed on January 2, 2020, Amendment No. 3 thereto filed on April 6, 2020, Amendment No. 4 thereto filed on June 23, 2020 and Amendment No. 5 thereto filed on September 28, 2021 (the “Original Schedule 13D”), as specifically set forth herein. Except as specifically amended and supplemented by this Amendment, the information set forth in the Original Schedule 13D remains as set forth therein. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

On March 2, 2022, the Issuer issued to the Reporting Person a total of 697,674 warrants exercisable as described in Item 4 below (the “2022 Warrants”) in connection with the entry by the Reporting Person into a Joinder to Senior Secured Term Loan Agreement dated March 1, 2022 (the “Loan Agreement Joinder”) by and among U.S. Well Services, LLC, as borrower (“Borrower”), the Issuer and its other subsidiaries, as guarantors (together with Borrower, the “Loan Parties”), CLMG Corp., as administrative and collateral agent, and certain other lenders and financial institutions party thereto. The source of funds for such term loan and 2022 Warrants was cash on hand of the Reporting Person.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

On February 28, 2022, as result of a Consent and Sixth Amendment (the “Term Loan Amendment”), the Senior Secured Term Loan Credit Agreement dated May 7, 2019 (as amended, the “Credit Agreement”) by and among the Loan Parties, CLMG Corp., as administrative and collateral agent, and certain lenders and financial institutions from time to time party thereto, was amended in order to, among other things, establish a new last-out term loan credit facility thereunder (the “Term Loan C Facility”) (i) provide for an additional tranche of last-out term loans (such additional last-out term loans, collectively, the “Term C Loans”) to be made to the Borrower by one or more Term C Loan lenders in an initial aggregate principal amount of $10.0 million, (ii) provide for incremental increases of up to $25.0 million in principal amount, but not to exceed $35.0 million in original principal amount in the aggregate for all such Term C Loans advanced under the Term Loan Agreement, and (iii) make certain modifications to the Term Loan Agreement on the terms and conditions set forth in the Term Loan Amendment. On March 1, 2022, the Borrower made an incremental increase election in the amount of $11.5 million and certain new Term Loan C lenders, including the Reporting Person, made additional Term C Loans in such amount, in the aggregate.

The 2022 Warrants are subject to the terms and conditions of a Warrant Agreement dated March 1, 2022 by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (the “2022 Warrant Agreement”). Subject to the terms and conditions of the 2022 Warrant Agreement, the Reporting Person may acquire shares of Class A Common Stock based on an exercise price of $1.29 per share (subject to adjustments for

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stock splits, combinations, certain distributions or similar events) until March 1, 2028. The 2022 Warrants are required to be net settled in stock on a cashless basis based on the difference between (i) the volume weighted average price of the Class A Common Stock as reported during the ten trading day period ending on the second trading day prior to the date on which the notice of exercise is delivered to the warrant agent and (ii) the then-applicable exercise price, in each case, at the time of exercise. As a result, the number of shares of Class A Common Stock issuable upon exercise of the 2022 Warrants cannot be determined at this time, though in no event will the 2022 Warrants be exercisable for more than 697,674 shares of Class A Common Stock (subject to adjustment for stock splits, combinations, certain distributions or similar events).

On March 1, 2022, in connection with the issuance of the 2022 Warrants, the Reporting Person entered into amendment to the Registration Rights Agreement dated February 28, 2022 (as so amended, the “2022 Warrant Registration Rights Agreement”) with the Issuer and certain other holders of warrants listed on the signature pages thereto. The 2022 Warrant Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the 2022 Warrant Registration Rights Agreements, the Issuer will have certain obligations to register for resale under the Securities Act all or any portion of the shares of Class A Common Stock that the holders may acquire upon the exercise or exchange of the 2022 Warrants.

The foregoing descriptions of the Credit Agreement Amendment, the Loan Agreement Joinder, the 2022 Warrant Agreement, the 2022 Warrant Registration Rights Agreement and the 2022 Warrant Registration Rights Agreement Amendment do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, copies of which are being incorporated by reference as Exhibits 99.14, 99.15, 99.16, 99.17 and 99.18, respectively, in Item 7 of this Statement and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a)- (b) The responses to Items 7—13 of the cover pages of this Schedule 13D/A are incorporated herein by reference. The Reporting Person beneficially owns 697,674 shares of Class A Common Stock representing 6.8% of the Class A Common Stock. The Reporting Person has the sole power to vote and dispose of all the Class A Common Stock owned by the Reporting Person. The percentage in Item 13 of the cover page is based on 52,351,768 shares of issued and outstanding shares of Class A Common Stock as of November 1, 2021 (as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2021).

(c) Except as described in this Schedule 13D/A, there have been no transactions effected with respect to the Common Stock by the Reporting Person within the past 60 days of the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to incorporate by reference the additional information set forth in Items 4 and 5 of this Amendment.

Item 7. Material to Be Filed as Exhibits.

99.14 Consent and Sixth Amendment to the Senior Secured Term Loan Credit Agreement, dated February 28, 2022, among U.S. Well Services, LLC, U.S. Well Services, Inc., USWS Fleet 10, LLC, USWS Fleet 11, LLC, USWS Holdings LLC, CLMG Corp., as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 3, 2022).

99.15 Joinder to Senior Secured Term Loan Credit Agreement, dated as of March 1, 2022, by and among the Term Loan Parties, THRC Holdings, LP, David Matlin, Peter Schoels, and CLMG Corp. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 3, 2022).

CUSIP No. 91274U 200	13D/A	Page 5 of 6 Pages

99.16 Warrant Agreement dated March 1, 2022, by and among U.S. Well Services, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on March 3, 2022).

99.17 Registration Rights Agreement, dated February 28, 2022, by and among U.S. Well Services, Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on March 3, 2022).

99.18 First Amendment to Registration Rights Agreement, dated March 1, 2022, by and among U.S. Well Services, Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on March 3, 2022).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 7, 2022	/s/ David J. Matlin
David J. Matlin